Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the
Securities Exchange Act of 1934



03050797

SAGE GROUP LIMITED

("Sage") or ("the Group")

(Incorporated in the Republic of South Africa)

(Registration Number 1970/010541/06)

(Share code SGG ISIN no ZAE000006623)


SUPPL
MAY 05 2003

CAUTIONARY ANNOUNCEMENT

Shareholders of Sage are advised that the Group is engaged in discussions, inter alia with major shareholders, regarding a capital raising exercise, which if successfully concluded could have a material effect on the price of the company's securities. Shareholders are accordingly advised to exercise caution when dealing in the securities of the company pending further announcements.

The announcement of the Group's audited results for the nine months ended 31 December 2002 will be made subsequent to the conclusion of these discussions, but not later than Wednesday, 9 April 2003.


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Johannesburg

28 March 2003

Financial Adviser
JP Morgan

Sponsor
Grant Thornton Kessel Feinstein
Corporate Sponsors (Pty) Ltd